On December 9, 2010, the Board of Directors of Calvert Variable Products, Inc. approved the Form of Agreement and Plan of Reorganization pursuant to which the Calvert VP Lifestyle Conservative Portfolio, Calvert VP Lifestyle Moderate Portfolio and Calvert VP Lifestyle Aggressive Portfolio (each, an “Acquired Fund”) would transfer all of their assets to Ibbotson Income and Growth ETF Asset Allocation Portfolio, Ibbotson Balanced ETF Asset Allocation Portfolio and Ibbotson Growth ETF Asset Allocation Portfolio (each, an “Acquiring Fund”), respectively, each a series of Financial Investors Variable Insurance Trust (“FIVIT”) (the “Reorganizations”).  The proposed Reorganizations were approved by the Board of Trustees of FIVIT on December 14, 2010.  The Reorganizations consisted of: (i) the transfer of all the assets of each Acquired Fund to the corresponding Acquiring Fund, in exchange solely for Class II shares of each corresponding Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the corresponding Acquired Fund; and (ii) the distribution, at or after the Closing, of the Class II shares of the Acquiring Fund to the corresponding Acquired Fund’s shareholders and the termination and complete liquidation of each Acquired Fund.

On April 15, 2011, shareholders of each Acquired Fund approved the Agreements and Plans of Reorganization, and the Reorganizations were consummated on May 2, 2011.